UNITED

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Asta Funding, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

046220109

(CUSIP Number)

October 30, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 046220109	Page 2 of 8 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tutuila Asset Management Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with*	5.	Sole voting power 0
	6.	Shared voting power 800,000 ** see Note 1 **
	7.	Sole dispositive power 0
	8.	Shared dispositive power 800,000 ** see Note 1 **
9.	Aggregate amount beneficially owned by each reporting person 800,000 ** see Note 1 **
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.16%
12.	Type of reporting person (see instructions) IA

SCHEDULE 13G

CUSIP No. 046220109	Page 3 of 8 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Gardiner
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with*	5.	Sole voting power 0
	6.	Shared voting power 800,000 ** see Note 1 **
	7.	Sole dispositive power 0
	8.	Shared dispositive power 800,000 ** see Note 1 **
9.	Aggregate amount beneficially owned by each reporting person 800,000 ** see Note 1 **
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.16%
12.	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 046220109	Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer

Asta Funding, Inc.

(b)	Address of Issuer’s Principal Executive Offices

210 Sylvan Ave., Englewood Cliffs, New Jersey 07632

Item 2.

(a)	Name of Person Filing

Tutuila Asset Management Inc.; Mark Gardiner.

(b)	Address of the Principal Office or, if none, residence

130 Adelaide St. West, Suite 2120, Toronto, Ontario, M5H 3P5, Canada

(c)	Citizenship

Tutuila Asset Management Inc. (Ontario, Canada); Mark Gardiner (Canada).

(d)	Title of Class of Securities

Common Stock, par value $.01

(e)	CUSIP Number

046220109

Item 3. Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 800,000 ** see Note 1 **

(b)	Percent of class: 6.16%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 800,000. ** see Note 1 **

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 800,000. ** see Note 1 **

** Note 1 ** Tutuila Asset Management Inc., in its capacity as fund manager, may be deemed to beneficially own 800,000 shares of the Common Stock, par value $0.01, of Asta Funding, Inc.

SCHEDULE 13G

CUSIP No. 046220109	Page 5 of 8 Pages

which are held of record by clients of Tutuila Asset Management Inc. Mark Gardiner, in his capacity as President and Chief Investment Officer of Tutuila Asset Management Inc., may be deemed to beneficially own 800,000 shares of the Common Stock, par value $0.01, of Asta Funding, Inc. All securities reported in this Schedule 13G are owned of record by clients of Tutuila Asset Management Inc.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 046220109	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2014	TUTUILA ASSET MANAGEMENT INC.

	By:	/s/ Mark Gardiner
		Name:	Mark Gardiner
		Title:	President and Chief Investment Officer

Date: November 6, 2014	/s/ Mark Gardiner
	Name:	Mark Gardiner

SCHEDULE 13G

CUSIP No. 046220109	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement, dated November 6, 2014, between Tutuila Asset Management Inc. and Mark Gardiner to file this joint statement on Schedule 13G.

EXHIBIT 1

JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended, by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that the foregoing Schedule 13G with respect to the Common Stock of Asta Funding, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to such statement shall be filed on behalf of each of the undersigned without necessity of filing an additional joint filing agreement. This joint filing agreement may be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and, if necessary, Schedule 13D and any amendments to either or both, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Joint Filing Agreement as of this 6th day of November, 2014.

TUTUILA ASSET MANAGEMENT INC.

By:	/s/ Mark Gardiner
	Name:	Mark Gardiner
	Title:	President and Chief Investment Officer

/s/ Mark Gardiner
Name:	Mark Gardiner